# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tianci International, Inc., CIK 0001557798
CUSIP: 88631G304
Title of class of securities: Common Stock, $ 0.0001 par value
Address of issuer's principal executive offices: Unit 1109, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 127,928; shared voting power 0; sole dispositive power 127,928; shared dispositive power 0; aggregate amount beneficially owned 127,928 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Tianci International, Inc.
Address of issuer's principal executive offices: Unit 1109, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong 999077

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
127,928

This amendment refers to a Schedule 13G/A filed with the Securities and Exchange Commission on August 14, 2026, covering 304,416 Warrants purchased on June 16, 2026. This amendment is intended to revise the percent of class represented based on the total amount of shares outstanding post-split. The amounts in Row (5), (7) and (9) represent 127,928 Warrants, which is subject to a 9.99% beneficial ownership limitation. The amounts do not include 176,484 Warrants, subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 1,152,639 shares of Common Stock outstanding as of August 20, 2026, based on information provided by the Issuer, including a shareholder report from the Issuer's transfer agent.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 127,928
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 127,928
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (08/20/2026)